Exhibit 12


                                                                          CREO

Creo Inc.                         T. +1.604.451.2700              www.creo.com
3700 Gilmore Way                  F. +1.604.437.9891
Burnaby, B.C.
Canada V5G 4M1


                                                                  News release

For immediate release

Creo Increases Stake in Printcafe to 55 Percent

Vancouver, BC, Canada (January 22, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE) announced today that it has entered into agreements to acquire approximately
2.6 million shares of Printcafe Software, Inc. (`Printcafe') common stock (NASDAQ: PCAF) from other shareholders of Printcafe at a purchase price of US$1.30 per share. Upon completion of this purchase, Creo's ownership interest in Printcafe will increase to approximately 55 percent from its current level of approximately 30 percent. Printcafe is a provider of software solutions for the printing industry supply chain.

Creo has also asked the Printcafe board of directors to consider a proposal for Creo to acquire all of the outstanding Printcafe common shares not owned by Creo at a purchase price of US$1.30 per share.

Amos Michelson, Creo chief executive officer, said," We believe our proposal is in the best interests of Printcafe's stockholders, providing them with a premium to current market prices and liquidity for their shares at a time when the market prospects for Printcafe's stock are uncertain. At the same time, the acquisition would provide opportunities to improve Printcafe's business by integrating it fully into Creo's worldwide operations and obtaining cost savings and synergies that are not available to Printcafe as an independent public company."

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

(C) 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new markets and product introductions do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.



Rochelle van Halm                       Tracy Rawa
Media Relations (Headquarters)          Investor Relations
T. +1.604.451.2700                      T. +1.604.451.2700
F. +1.604.437.9891                      F. +1.604.437.9891
ROCHELLE.VAN.HALM@CREO.COM              IR@CREO.COM



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